M1 Finance LLC
(SEC I.D. No 8-69670)

Statement of Financial Condition
As of December 31, 2024
And
Report of Independent Registered Public Accounting Firm

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This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

# M1 Finance LLC

## Table of Contents

| | Page |
|---|---|
| Facing Page – Annual Audited Report Form X-17A-5, Part III | 1 |
| Oath of Affirmation | 2 |
| Report of Independent Registered Public Accounting Firm | 3 |
| Financial Statement: | |
| (a)   Statement of Financial Condition | 4 |
| (b)   Notes to Financial Statement | 5 |

Docusign Envelope ID: 55706C3E-3F4E-4E04-B16A-B8E34200AF75

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-69670 |

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **M1 Finance LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**200 N LaSalle St, Suite 810**
(No. and Street)

| **Chicago** | **IL** | **60601** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Kunjal Patel** | **312-600-2883** | **k.patel@m1finance.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Crowe, LLP**
(Name – if individual, state last, first, and middle name)

| **485 Lexington Ave, Floor 11** | **New York** | **NY** | **10017** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **09/24/2003** | **173** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Docusign Envelope ID: 55706C3E-3F4E-4E04-B16A-B8E34200AF75

## OATH OR AFFIRMATION

I, Brian Barnes _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M1Finance LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RAYMI TODD
Notary Public - Arizona
Maricopa County
My Commission Expires
October 26, 2028
Commission # 675473

Signature: _Brian Barnes_

Title: CEO

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.1Sc3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Crowe

**Crowe LLP**
Independent Member Crowe Global

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers and the Member of M1 Finance LLC
Chicago, Illinois

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of M1 Finance LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Crowe LLP*

Crowe LLP

We have served as the Company's auditor since 2024.

New York, New York
April 21, 2025

# M1 Finance LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

|  | 2024 ($ in '000s) |
|---|---|
| **_Assets_** | |
| Cash and cash equivalents | $ 23,973 |
| Cash segregated under federal and other regulations | 134,764 |
| Deposit with clearing organizations | 1,915 |
| Receivable from clearing organizations | 3,103 |
| Receivable from customers | 277,314 |
| Customer held fractional shares | 245,292 |
| Trade receivable | 1,550 |
| Due from affiliates | 1,079 |
| Investment in securities | 1,776 |
| Prepaid expenses and other current assets | 130 |
| Property and equipment, net | 684 |
| **Total Assets** | **$ 691,580** |
| **_Liabilities and Member's Equity_** | |
| **_Liabilities_** | |
| Trade payable and accrued expenses | $ 788 |
| Due to affiliates | 336 |
| Payable to clearing organizations | 3,934 |
| Payable to customers | 104,145 |
| Fractional shares repurchase obligation | 245,292 |
| Securities loaned | 266,383 |
| Other liabilities | 339 |
| Debt | 36,500 |
| **Total Liabilities** | **657,717** |
| **_Member's Equity_** | |
| Capital | 15,671 |
| Retained earnings | 18,192 |
| **Total Member's Equity** | **33,863** |
| **Total Liabilities and Member's Equity** | **$ 691,580** |

The accompanying notes are an integral part of the financial statement.

# M1 Finance LLC

## Note 1 - Organization and Nature of Operations

### Organization and Nature of Operations

M1 Finance LLC (the "Firm") is a Delaware Limited Liability Company and a wholly owned subsidiary of M1 Holdings, Inc. (the "Parent" or "Member"). The Firm is registered as a clearing broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). In addition to this, the Firm operates as an introducing broker dealer and maintains an introducing agreement with Apex Clearing Corporation ("Apex").

The Parent maintains an online self directed investing platform designed to help its customers build long-term savings and manage wealth through investments primarily in US listed securities including Exchange Trade Funds ("ETFs") leveraging customer portfolio creation tools and automation. The Firm does not engage in market making or investment banking or securities underwritings and does not provide investment advisory services to its brokerage customers. The Firm does not effect transactions in commodities, commodity futures or commodity options nor does it engage in any other non-securities business activities.

For the year ended December 31, 2024, all trades received from customers were unsolicited not held orders and executed within the Firm's daily trading windows. The securities transactions were cleared through M1 Finance LLC, as a self clearing member, and the Firm's correspondent clearing broker, Apex

### Our Products

The Firm provides a platform for customers to manage their investments in a way that best suits their needs. The Firm provides the following financial products within its brokerage business.

- **Investing** – The Firm provides flexible, customizable, intelligent ways for customers to create portfolios and invest commission free into the U.S. listed securities. The Firm provides template model portfolios to assist customers in portfolio diversifications and asset selection. Customers have an option to set investing schedules or rebalance their portfolios at their discretion. The Firm offers brokerage accounts such as individual cash or margin, joint margin accounts and custodial accounts, individual retirement accounts such as traditional, Roth and simplified employee pension plans ("SEP"), and trust accounts (revocable and irrevocable trusts).

- **Dollar based trading** – Dollar based, or fractional trading is the customers' ability to transact in notional dollar amounts rather than whole shares. The Firm enables customers to transact regardless of security price, making it easier to diversify portfolios with smaller amounts of money. The Firm operates its fractional share program for the benefit of its customers and maintains an inventory of securities held exclusively to facilitate the fractional share program.

- **Access to liquidity** – The Firm provides eligible users with access to liquidity through margin loans pursuant to Regulation T of the Securities Exchange Act of 1934. The Firm's margin loans are lines of credit on qualifying brokerage assets. The Firm decides whether to extend margin to a customer based on Regulation T requirements and the implied and / or historical volatility of the assets.

- **Securities lending** – The Firm provides customers, an option to participate in its Fully Paid for Securities Lending ("FPSL"), whereby they earn income through fees charged to borrowers for loaned securities.

- *High-yield cash accounts ("HYCA")* – Customer funds awaiting investment are eligible to participate in the Firm's Broker Dealer Sweep Program. Customers earn interest on uninvested brokerage cash that is swept into the FDIC-insured partner banks within the program.

## Note 2 – Summary of Significant Accounting Policies
Financial Statement Presentation
The accounting policies and reporting practices of the Firm conform to the practices in the broker-dealer industry and are in accordance with generally accepted accounting principles in the United States ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Clearing Agreement
The Firm operates as an introducing broker for accounts held at Apex and clears all customer transactions within those accounts through Apex. The accounts are primarily limited to retirement accounts as of December 31, 2024. The maturity date of the agreement is June 30, 2027 with a provision for early termination fees of $4,000,000 prior to July 1, 2025 and $3,000,000 prior to June 30, 2027. The Company believes that it is unlikely it will have to make material payments related to early termination fees and has not recorded any contingent liability in the financial statements related to this arrangement.

Cash and cash equivalents
For purposes of the statement of cash flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Firm maintains its operating cash in checking and money market accounts insured by the Federal Deposit Insurance Corporation (FDIC). The Firm may, during the ordinary course of business, maintain balances in excess of federally insured limits

Cash segregated under federal and other regulations
The Firm is required to segregate cash for the exclusive benefit of customers in accordance with the provision of Rule 15c3-3 under the Exchange Act. The SEC's Customer Protection Rule also requires broker-dealers to segregate customer's fully paid securities and cash balances not collateralizing margin positions. The Firm manages and minimizes this risk by selecting highly creditworthy financial institutions and periodically reviewing the credit quality of these institutions. As a result, management does not have an expectation of credit losses for these arrangements. Cash segregated and on deposit required under 15c3-3 and Consumer Protection rule are jointly presented as part of the Firm's cash balances in the statements of cash flows.

Deposit with clearing organizations
The Firm is required to maintain collateral deposits with clearing organizations such as National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC") which allows the Firm to perform comparisons, clearance, and settlements of trades. The minimum required deposit amount may fluctuate from time to time based on the customers' trading activity and market volatility. The Firm recognizes these deposits at cost. As of December 31, 2024, there is no impairment.

Receivable from clearing organizations
Receivables from clearing organizations include receivables from market makers, broker-dealers and other clearing organizations for settlement of customer orders for execution, dividends, wash sales and other receivables. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Firm continually reviews the credit quality of our

counterparties and have not experienced a default. As a result, the management does not have an expectation of credit losses for these arrangements.

## Receivable from/ Payable to customers

The Firm's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Firm subjects the borrowers to an internal qualification process to align investing objectives, and monitors customer activity. The Firm applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Payable to customers represents customer cash in brokerage accounts resulting from deposits and settled funds from customer trades and other security-related transactions.

## Securities borrowed and loaned

The Firm operates two distinct securities lending programs, one under its introducing broker service with Apex and another under its clearing broker service. Under the introducing broker service with Apex, the eligible customers have an option to participate in Apex's FPSL program whereby Apex borrows fully paid for securities from customers and lends them to third parties. The Firm, Apex and participating customers receive a portion of fees earned on loaned securities.

Under the clearing broker service, the Firm operates a Margin Securities Lending program and FPSL program. Under the Margin Securities Lending program, the Firm lends securities, pledged by customers for margin borrowing, to third parties. The Firm receives cash collateral of at least 100% of the fair value of the loaned securities. Under the Firm's FPSL program, when securities are borrowed from customers (or from third parties) participating in the program, the Firm provides cash as collateral for the loaned securities and records a receivable representing its right to the return of the collateral, as "securities borrowed" on the statement of financial condition. The market value of securities borrowed is marked to market on a periodic basis, with additional collateral obtained to ensure full collateralization. The Firm applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Firm has established policies and procedures for mitigating credit risk on securities borrowed transactions, including establishing and reviewing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Firm minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Firm as permitted under contractual provisions. When the Firm lends securities to third parties, the Firm receives cash as collateral, and records a payable representing its obligation to return the collateral, as "securities loaned" on the statement of financial condition.

The Firm's policy is to recognize all amounts that are subject to master netting arrangements (i.e., a right to set off for amounts due to and from the same counterparty as part of the industry standard Master Securities Lending Agreement), on a gross basis in the statement of financial condition even though some of those amounts may be eligible for offset (i.e., to be presented on a net basis) under GAAP. See Note 8 for further details.

## Trade receivables

Trade receivables are stated at net realizable value and comprise of the Firm's revenue sharing receivables with third parties, other receivables with affiliates as well as net settlements with the Firm's clearing firm with short time to maturity.

## Payable to clearing organizations

Payable to clearing organizations include payable to DTC and NSCC, and other payables from wash sales and more. These payables have short time to maturity.

## Customer held fractional shares and Repurchase obligation under Fractional share program

The Firm operates a fractional share program for the benefit of customers and maintains an inventory of securities held exclusively for the fractional share program. The program provides customers with the ability to transact in less than one whole share through the Firm's fractional facilitation account.

The fractional inventory held by the Firm, under the introducing broker relationship with APEX, is recorded at fair value under "Investment in securities" on our statement of financial condition, based on quoted market prices.

The fractional share inventory held by the Firm, under clearing broker is not subject to off-balance sheet treatment pursuant to *ASC 940 Financials Services – Brokers and Dealers* and therefore cannot be derecognized under *ASC 860 Transfer and Servicing*. The Firm recognizes an asset for fractional shares purchased by customers under "Customer held fractional shares" and a corresponding offset to liability for the repurchase obligation under "Fractional shares repurchase obligation" on the statement of financial condition. The asset and liability are measured at fair value based on quoted market prices.

## Income Taxes
No provisions have been made for income taxes since the Firm is a single member limited liability company and is considered a disregarded entity for income tax purposes. The Parent is liable for income taxes based on the Firm's taxable income.

The Firm follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Firm has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Firm believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments.

## Investments in securities
The Firm primarily executes trades on an agency basis. The Firm allows for fractional share purchases and maintains a fractional facilitation account for limited principal trading. Securities transactions are recorded on the settled date. Profit and loss arising from customer securities transactions and any risk to the Firm are therefore recorded on a settled date basis. The impact of trade date vs. settled date basis is immaterial. Marketable securities held by the Firm are classified as trading securities and valued at fair value.

## Note 3 – Fair Value Measurements
Fair value reflects the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB's *ASC 820 Fair Value Measurements* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under *ASC Section 820-10, Fair Value Measurements and Disclosures ("ASC 820-10")* are described below:

- *Level 1* Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

- *Level 2* Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- *Level 3* Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

# M1 Finance LLC

<u>Assets and liabilities measured at fair value on a recurring basis</u>

The Firm utilizes quoted prices in active markets to determine the fair value of its assets and liabilities. The quoted prices for securities reflect end of day close prices that are published by exchanges.

The Firm recognizes certain financial assets and liabilities at amortized costs, which approximates fair values due to the short-term nature of the balance such as trade receivables/payables, receivables/payables from broker-dealer and clearing organizations, customer receivables/payables and other current assets and liabilities.

The Firm has elected the fair value option pursuant to *ASC 825 Financial Instruments* for the repurchase obligation to match the measurement and accounting of the related customer held fractional shares. The fair value of the repurchase obligation is measured based on quoted prices consistent with the valuation of customer-held fractional shares.

The tables below represent the financial assets and liabilities using fair value measurement as of December 31, 2024:

|  | Fair Value Measurements Using | | | |
| --- | --- | --- | --- | --- |
| *(in 000's)* | <u>Level 1</u> | <u>Level 2</u> | <u>Level 3</u> | <u>December 31, 2024</u> |
| **Assets:** | | | | |
| Receivable from Customers | $            - | $  277,314 | $            - | $      277,314 |
| Customer held fractional shares | 245,292 | - | - | 245,292 |
| Investment in securities | 1,776 | - | - | 1,776 |
| **Total Financial Assets** | **$   247,068** | **$  277,314** | **$            -** | **$      524,382** |

|  | Fair Value Measurements Using | | | |
| --- | --- | --- | --- | --- |
| *(in 000's)* | <u>Level 1</u> | <u>Level 2</u> | <u>Level 3</u> | <u>December 31, 2024</u> |
| **Liabilities:** | | | | |
| Fractional shares repurchase obligation | $   245,292 | $            - | $            - | $      245,292 |
| Payable to customers | - | 104,145 | - | 104,145 |
| Securities loaned | 266,383 | - | - | 266,383 |
| **Total Financial Liabilities** | **$   511,674** | **$  104,145** | **$            -** | **$      615,820** |

As of December 31, 2024, the Firm did not have any assets or liabilities classified as Level 3 inputs.

## Note 4 – Risk Factors and Firm's Management Policy

The Firm is subject to numerous risks and uncertainties that can adversely affect operations, financial results and valuation, many of them are beyond the Firm's control and management. The risk factors below are those that management believes to be significant, although there may be other factors that could become more than significant, and adversely affect the financial results.

*Interest rate risk* – Significant changes in the interest rates may impact the Firm's profitability. A rising interest rate environment increases profitability while increasing the funding cost of capital without an offsetting increase in yield, while a low interest rate environment reduces profitability due to lower interest earnings on spread with favorable financing rates. It is the Firm's policy to monitor both the interest rate environment and its impact on the business.

*Free credits or Customer cash allocation* – Significant changes in the customer cash balances on the platform, driven by changes in customer preferences for cash allocation or external transfers, impacts the Firm's operations, funding capital requirements and ultimately income within the financial results. It is the Firm's policy to invest in customer acquisition and retention of existing customer base with improved client experience, products, and features to mitigate these risks.

# M1 Finance LLC

*Compliance risk* – The Firm is subject to broker-dealer requirements set forth by SEC and FINRA guidelines and rules. The Firm could face penalties and charges for failure to comply with these guidelines that can adversely impact the business. It is the Firm's policy to execute its business in accordance with the best practices to be compliant.

*Regulatory risk* – The regulatory framework of the brokerage industry evolves with changes in economic and political conditions, customer behavior and needs, and financial markets. These changes may result in significant shifts in industry practices, thereby leading to litigations or limitation on the Firm's business and financial results. It is the Firm's policy to monitor the changes to the regulatory frameworks and invest resources to improve or update our business goals and practices to align with the changing regulatory environment.

*Operational risk* – The Firm may be subject to information security risk, financial intermediary reliance risk, operational failure risk or service disruption risks which could impact customer confidence in the Firm and its abilities to transact business. It is the Firm's policy to review and implement safeguarding measures against system interruptions and failures arising from continuously evolving security breach methods.

*Liquidity risk* – Maintaining the Firm's liquidity is crucial to ensure the Firm meets its contractual obligations as they arise. The Firm is subject to the Uniform Net Capital Rule (15c3-1) under the SEC and FINRA rules, which requires the maintenance of a minimum net capital for clearing broker dealers. In addition to that, the rules restrict cash outflow in excess of 10% of Firm's excess net capital without FINRA's prior written approval. The Firm is also subject to minimum cash deposits with clearinghouses such as DTC and NSCC, which fluctuates based on the volume and nature of customer trading activity. The Firm maintains and monitors its liquidity by utilizing working capital, cash generated from customer activity and external sources of financing.

*Credit and concentration risk* - The Firm is engaged in brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2024, APEX was the only major counterparty that the Firm engaged in under its introducing broker business.

## Note 5 - Regulatory Capital Requirements

The Firm calculates its regulatory capital requirements as permitted by the Uniform Net Capital Rule (15c3-1) of the SEC, which requires a firm to maintain a minimum net capital for financial soundness and liquidity. In addition, the Firm is required to provide notice to, and is required to obtain approval from, the regulators to declare and pay dividends in excess of regulator's established thresholds. The minimum net capital required is computed as greater of fixed dollar minimum requirement of $250,000 or 2% of aggregate debit items arising from customer transactions as defined in SEC Rule 15c3-3.

The table below summarizes the net capital and net capital requirements of the Firm as of December 31, 2024:

| *(in 000's)* | December 31, 2024 |
|---|---:|
| **Net capital** | $ 40,302 |
| Fixed dollar minimum requirement | 250 |
| 2% of aggregate debit items | 5,542 |
| Minimum net capital required | 5,542 |
| **Net capital in excess of minimum required** | $ 34,760 |

## Note 6 - Related Parties

The Firm has an expense sharing agreement with its Parent whereby the Firm makes use of a portion of the Parent's technology platform, office space, general overhead and support personnel which does not cause the Parent to incur significant, if any, additional costs, and expenses. The Firm does record and pay for any expenses directly related to its operating activities as a registered broker-dealer.

The Parent has $12,271,531 in a brokerage account carried by the Firm as of December 31, 2024, reflected under "Payable to customers" on the statement of financial condition. From time to time, employees of the Parent hold cash and securities in brokerage accounts with the Firm.

In addition, certain affiliate payments are reflected in the Firm's financial statements on a pass-through basis. As of December 31, 2024, the Firm had an intercompany receivable from its affiliate of $1,078,766 reflected under Due from affiliates in the statement of financial condition and an intercompany payable to its affiliate of $336,117 under Due to affiliates in the statement of financial condition.

*Subordinated loan* - On December 2, 2022, the Firm entered into a subordinated loan agreement, with rollover provision, with the Parent for $10,000,000 at an interest rate of 0.25% per annum on outstanding principal amount. The subordinated loan is included in net capital in accordance with the Appendix D of SEC Rule 15c3-1. The loan had an original maturity date of December 31, 2023, further extended in 2024 with a maturity date of December 31, 2025. The subordination agreement sets forth the rights and obligations of the Parent and the Firm, and it provides that any claims by the Parent are subordinate to claims by other parties, including customers and employees of the Firm. As of December 31, 2024, the Firm has an outstanding principal balance of $10,000,000 under Debt and interest payable of $52,192 under Other liabilities section on the statement of financial condition.

## Note 7 - Commitments and Contingencies

The Firm is subject to contingencies and commitments in the ordinary course of its business arising from legal proceedings or arbitrations, regulatory inquiries, investigations or enforcements and other matters. From time to time, the Firm may be exposed to various asserted and unasserted infringement claims for substantial or unspecified damages or possible fines or sanctions from regulators not previously disclosed.

*Guarantees and indemnification* – The Firm provides performance guarantees to clearing houses and exchanges under its membership agreements by depositing collateral with them. The obligation to fulfil the shortfall may not be quantifiable and could exceed the minimum collateral requirement. Under the securities lending program, the Firm provides guarantee on pledged securities by providing cash as collateral. The Firm believes the likelihood of making any indemnification payments is remote and therefore, has not recognized any loss reserves for these guarantees.

*Legal contingencies* – The Firm is subject to claims and lawsuit in the ordinary course of business. The brokerage industry is heavily regulated and therefore results in a substantial risk of losses. Predicting the outcome of a litigation or lawsuit, inquiry or investigation requires significant judgement due to considerations such as available defenses, similar situations experienced by others, and the view of legal counsel. The Management reviews any ongoing legal proceedings with the lens of the loss contingency guidance under GAAP *ASC 450 Contingencies*. The Management estimates and accrues for losses when it is probable that a loss has been incurred and can be reasonably estimated to the best of management's abilities. The actual loss may differ materially from the amount reserved. The Management continues to monitor for any new development on existing or new matters that would affect the loss contingencies estimated on the financial statement and require further adjustments, as deemed appropriate. Based on the ongoing discussions with legal counsel, the management believes the loss estimate to be reasonable as of December 31, 2024, while we continue to defend all significant pending legal matters. We reasonably believe that the outcome of any of the outstanding legal matters will not materially affect the financial condition of the Firm.

The Firm's 2024 litigation docket consisted primarily of allegations initiated by one of its regulators, either the SEC or FINRA. Below represents these legal and regulatory matters that are settled, probable or more than likely to result in a loss as of December 31, 2024:

- *Finfluencer matter* – FINRA asserted that all published content and practices on social media platforms by 'Finfluencer' must be reviewed by a licensed member of the Firm, regardless of who published the content. On January 24, 2023, the Firm received a complaint derived from a FINRA 'sweep' of all broker-dealers, that reviewed all published content on social media platforms by these 'Finfluencer' for-hire. FINRA's assertion of the foregoing is a new self-interpretation by

# M1 Finance LLC

the regulator, and the Firm has adapted to be compliant. In February 2024, the Firm finalized the Acceptance, Waiver & Consent ("AWC") with FINRA.

- *Regulation SHO ("Reg Sho") matter* – In May 2023, the Firm received allegations on violations under Regulation SHO rules from FINRA. With regards to the allegations lodged by FINRA around Reg SHO, the Firm has been in lengthy negotiations regarding how the Firm marks its trade orders, e.g., it's 'sells', consistent with FINRA Rules. Since the Firm's establishment in 2016, the Firm has traded only twice a day, once at opening-bell, and the second near the end of the day. In addition, the Firm trades in dollars ($), not in quantity of shares, and as a result, a significant amount of client orders (either buys or sells) result in fractional shares. However, these fractional shares generally and mostly are 'trued-up' to create 'whole shares' before the closing bell of that same day. As such, the Firm marks each trade order as a 'long order', which at the end of each day is accurate; however, FINRA claims such foregoing order-marking is in violation of Regulation SHO and asserts that the Firm must mark each applicable order as a 'short' during the day, and then re-mark the applicable order to 'long' at closing bell. In May 2024, the Firm finalized the Acceptance, Waiver & Consent ("AWC") with FINRA.

- *M1's portfolio "pies" matter* - On April 5, 2023, the Firm received notification from the SEC's exam team, regarding a claim by the SEC's exam team that M1's portfolio "pies", e.g., Expert Pies (note: no longer named as such), are advisory investments, and as such, the Firm would be deemed as a firm that provides advisory services. The Firm is not an advisory firm nor acts or purports to provide advisory services, and firmly disagrees with the SEC. The Firm has been in negotiations with SEC's enforcement team and continues to work closely with SEC to resolve the matter. As of the financial issuance date, the management recorded $100,000 in estimated losses and penalties.

There are no other commitments or guarantees against the assets of the Firm and no other contingencies regarding litigation. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Firm's financial position.

## Note 8 – Off-Balance Sheet Credit Risk

*Customer trades* - Under the introducing broker service, securities transactions for brokerage customers are introduced by the Firm and cleared on a fully disclosed basis through Apex. The agreement between the Firm and Apex provides that the Firm is obligated to assume any exposure related to nonperformance by its customers. Under the clearing broker service, the Firm has an obligation with clearing houses and exchange to settle the customer trades even when the customer fails to meet their obligation. These activities may expose the Firm to risk in the event the customer is unable to fulfill their contractual obligations. In the event a customer fails to satisfy their obligations, the Firm may be required to transact on the financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Firm mitigates this risk by requiring customers to hold deposits or securities prior to initiating a trade.

*Margin Loans* - Under introducing and clearing broker service, by permitting customers to receive loans on margin, the Firm is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Firm and Firm's clearing broker could fall below the amount of the customer's indebtedness. In the event a customer fails to satisfy its obligations, the Firm may be required to sell the customer's securities collateralized for indebtedness at prevailing market prices in order to fulfill the customer's obligations. The Firm mitigates the risks associated with customer margin activities by requiring customers to maintain margin collateral in compliance with various regulatory and Firm's guidelines. The Firm monitors required margin levels daily and requires customers to deposit additional collateral or reduce margin loans, when necessary. The Firm does not expect losses to be material to the Firm's financial condition, results of operations, or cash flows. However, in the case of unforeseen events, the Firm's actual result could materially differ from those anticipated.

# M1 Finance LLC

The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had pledged under such regulations and from securities borrowed transactions as of December 31, 2024.

| *(in 000's)* | **December 31, 2024** |
|---|---:|
| Fair value of client securities available to be pledged | $ 392,038 |

*Securities lending* – Under the clearing broker service, the Firm engages in the securities lending whereby the Firm loans customer securities to other broker-dealers and counterparties and receives cash as collateral above the fair value of the security loaned. The fair value of the loaned security may exceed the cash received as collateral when the market price of the security increases. The Firm will exchange additional collateral with stock lending counterparties to settle day-to-day market movements. In the event that a counterparty fails to return the loaned security or provide additional cash as collateral for change in fair value, the Firm is exposed to the risk of acquiring the loaned securities at the prevailing market price in order to satisfy the Firm's obligation to its customers. The Firm mitigates this risk by analyzing credit worthiness of its counterparties by setting appropriate credit limits, monitoring the levels of securities loaned and cash collateralized in accordance with the changes in market behavior. Our securities lending transactions are subject to master netting arrangements with the counterparties; however, we do not net the securities lending transactions and present them gross in the statement of financial condition.

The following table presents as of December 31, 2024, the gross and net securities purchased under securities borrowed, and the gross and net securities sold under securities loaned.

| *(in 000's)* | Gross Assets/ Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | Net Amount |
|---|---|---|---|---|---|---|
| | | | | Counterparty offsetting | Collateral | |
| **Assets:** | | | | | | |
| Securities Borrowed | $ - | $ - | $ - | $ - | $ - | $ - |
| **Liabilities:** | | | | | | |
| Securities Loaned | $ 266,383 | $ - | $ 266,383 | $ - | $ (253,784) | $ 12,599 |

## Note 9 – Financing Activities
In order to meet the liquidity needs of the Firm under the clearing broker business, the Firm has established financing agreements to strengthen its liquidity and satisfy its obligations in the ordinary course of business.

*Unsecured line of credit* - On November 17, 2022, the Firm entered into a loan agreement with a bank to extend a revolving unsecured line of credit up to $100,000,000 for a fee of 0.1% on the unused portion of the line and an interest rate of 1.00% plus overnight rate on the drawn outstanding principal amount. The unsecured line of credit is a continuing agreement terminated upon a written notice by either parties. As of December 31, 2024, the Firm has an outstanding loan balance of $26,500,000 with an outstanding unused fee payable of $204 and outstanding interest payable of $27,592 under "Other liabilities" on the statement of financial condition.

*Secured line of credit* - On November 17, 2022, the Firm entered into a loan agreement with a bank to extend a revolving secured line of credit up to $30,000,000 for a fee of 0.5% on the unused portion of the line and an interest rate of 1.00% plus overnight rate on the drawn outstanding principal amount. The line of credit has a maturity date of December 31, 2023 which was extended to December 31, 2024 and is secured with eligible securities listed within the contract. In November 2024,

the line of credit was amended to $35,000,000 with a maturity date of December 31,2025. As of December 31, 2024, the Firm's outstanding loan balance is zero with an outstanding unused fee payable of $38,750 under "Other liabilities" on the statement of financial condition.

*Subordinate loan* - On December 02, 2022, the Firm entered into a subordinate loan agreement, with rollover provision, with its Parent for $10,000,000. Please refer to the related parties note for additional information.

## Note 10 – Subsequent Events

On January 06, 2025, the Firm entered into a intercompany loan agreement with the Parent to extend a revolving uncommitted line of credit up to $15,000,000 for an interest rate of 1.00% plus federal funds rate on the drawn outstanding principal amount, with a maturity date of January 01, 2030. As of the date the financial statements were available to be issued, the Firm has drawn $7,700,000.

The Firm has not made any additional capital distributions to the Parent through the date of the financial statement's issuance.

The Firm's management has evaluated subsequent events, and through the date the financial statements were available to be issued.